Filed by United Rentals, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings Inc.

(Commission File No.: 001-33485)

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EDITED TRANSCRIPT

URI—Q1 2012 United Rentals Earnings Conference Call

EVENT DATE/TIME: APRIL 18, 2012 / 3:00PM GMT

OVERVIEW:

URI reported 1Q12 adjusted EPS of $0.36.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

CORPORATE PARTICIPANTS

Michael Kneeland United Rentals, Inc.—President & CEO

Matt Flannery United Rentals, Inc.—EVP, Operations & Sales

Bill Plummer United Rentals, Inc.—EVP & CFO

CONFERENCE CALL PARTICIPANTS

Jerry Revich Goldman Sachs—Analyst

Ted Grace Susquehanna Financial Group—Analyst

Manish Somaiya Citigroup—Analyst

Scott Schneeberger Oppenheimer & Co.—Analyst

David Raso ISI Group—Analyst

Henry Kirn UBS—Analyst

PRESENTATION

Operator

Good morning and welcome to the United Rentals first-quarter 2012 investor conference call. Please be advised that this call is being recorded. Before we begin, note that the Company’s press release, comments made on today’s call and responses to your questions contain forward-looking statements. The Company’s business and operation are subject to a variety of risks and uncertainties, many of which are beyond its control and consequently actual results may differ materially from those projected.

A summary of these uncertainties is included in the Safe Harbor statement contained in the press release. For a more complete description of these and other possible risks, please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as well as subsequent filings with the SEC.You can access these filings on the Company’s website at www.ur.com.

Please note that United Rentals has no obligation and makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectation.You should also note that today’s call will include references to free cash flow, adjusted EPS, EBITDA and adjusted EBITDA, each of which is a non-GAAP term.

Speaking today for United Rentals is Michael Kneeland, Chief Executive Officer;William Plummer, Chief Financial Officer; and Matt Flannery, Executive Vice President, Operations and Sales. I will now turn the call over to Mr. Kneeland. Mr. Kneeland, you may begin.

Michael Kneeland—United Rentals, Inc.—President & CEO

Thanks, operator. Good morning, everyone and welcome. With me today is our CFO, Bill Plummer; Matt Flannery, our Executive Vice President of Operations and Sales; and other members of our senior management team.

Matt has been leading the integration planning for our merger with RSC and I have asked him to share some details about that process so we will have three speakers this morning. But, first, I want to spend a few minutes on the quarter and the closing of the transaction. So let’s start with the results. You saw the numbers we reported last night. We had a very good quarter. We drove 21% growth in rental revenues and realized $231 million of adjusted EBITDA in our slowest seasonal quarter. In fact, our performance surpassed all prior first quarters with record time utilization, record fleet growth and record adjusted EBITDA at a record margin.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Once again, we drove the profitable growth faster than the construction recovery and this time, we got some modest help from the environment. Spending on non-residential construction appears to be running higher year-over-year and we will have to wait for the March numbers to see if that holds true.

In the Architectural Billing Index, which has remained above 50 for the commercial and industrial sector for seven straight months, and this morning, the ABI reported that the March index for our sector was 56. So as you know, we felt good about 2012 going into this year and we are just as bullish now and even more confident about our outlook.

We put $300 million of gross CapEx into the market in the first three months because we saw demand. And as our results show, we didn’t just grow our fleet, we put it on our rent at good margins. Our rates improved more than 6% year-over-year and time utilization was a first-quarter record for us at 62.3%. Now both of these metrics are in line with our expectations.

These results speak volumes about the effectiveness of our strategy and the ongoing secular shift toward renting.We are managing the business to a new kind of construction cycle, one that benefits from both the upswing in activity and a change in customer behavior. Now we are making the right decisions at the top, but more important, our branch teams and our sales organizations are doing a stellar job of acting on those decisions.

Now living up to our promise of exceptional customer service, as the heart of our value proposition and are conducting business more safely than ever, we cut our recordable rate by more than half in the first quarter. So a lot of credit goes to the field and I commend them for the progress that they are making.

And as a quick overview, I can tell you that all of our operating regions showed double-digit rental revenue improvement in the quarter compared to last year. But our strategy doesn’t focus just on the top line, we’re pushing hard for profitable growth. In the Southwest, for example, where the environment has been challenging over the past two years, we showed 20% rental revenue growth in the quarter and we also had a 5.7% rate improvement, as well as the strongest utilization improvement of any region, up 7.6 percentage points.

In the Gulf, where demand drove rates up 8.6%, our time utilization also improved. Now that being said, some areas are more robust than others. In eastern Canada, although we are up year-over-year, we don’t expect the same vigorous market conditions that we saw last year.We still anticipate that rental revenue growth will be in the double digits, but it may be there at a slower pace.

Now the balance of rates and utilization is top of mind for all of our branches and every salesperson. Our people know that when we compete for business, particularly big projects, the revenue dollars can be exciting, but the margins have to be protected. Some sectors where we are seeing demand are energy, which is stronger than ever and plant construction in the manufacturing sector. Also, institutional projects in big urban areas like Montreal and Dallas are seeing growth. And in more rural areas, states like Oregon, construction of data centers represents a growing opportunity for us.

Our specialty business in trench safety, power and HVAC had a very strong quarter with rental revenues up more than 40% year-over-year and an improvement in operating margin. Now some of that comes from our acquisitions in the trailing nine months, but even excluding acquisitions, we still had over 24% growth in our specialty rentals. It is good to see project activity pick up again and it still has a long way to go, but our customers are in a better place than they were a year ago, particularly our target customers.

When we look at our key accounts and national accounts as segments of our customer base, the rental revenue growth for each group was higher than the Company’s 20% growth overall. And we talk to our customers all the time and they’re optimistic about this year and this supports our belief that 2012 will continue to be a year of significant growth for us.

Now very soon, we will have a much larger organization putting momentum behind that growth and we’ve scheduled our special meeting of stockholders for April 27 to approve the RSC merger and we plan to close the transaction on April 30.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Now immediately after closing, on what we call day one, we will start communicating with all employees of both companies and move immediately into integration mode.The planning process over the past four months has been intense and every detail has been scrutinized. I’m very proud of the way we are handling this workload without taking our eyes off our customers.

In a matter of weeks, we will begin building on the strengths of each company to form the world’s best equipment rental provider. United Rentals and RSC are both strong companies right now and we are going to be an even stronger United. And we will open the door for greater creation of value for our customers and our investors. And that has been our goal all along and we are very close to acting on those opportunities. So with that, I am going to ask Matt to spend a few minutes on the integration and then Bill will cover our financial results and after that, we will take your questions. So over to you, Matt.

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

Great.Thanks, Mike and good morning, everyone.When the senior leadership teams of both RSC and United Rentals got together in early January, we were already in complete agreement about what would be our guiding principles for the integration process. These three principles were defined early on as part of the decision to combine the operations.

First, we would view any and all changes through the eyes of the customer. Any lapse in customer service would be unacceptable. Second, we would be diligent about making sure we created the best-in-class organization for the new United Rentals.We wanted to make sure we retained the top talent and continued on with the best process for each business function. And third, we committed to follow the money and look hard for synergy opportunities along every step of building our new organization.

I would like to take a minute to tell you all how we have gone about this process.When Mike asked me to lead this integration, the first challenge that I confronted was at the most fundamental level. How can we pull together an integration team from both organizations without hurting the base business?

Well, as you all read last night, both companies have stayed on track with strong first-quarter performances despite the fact that we have had over 100 people deeply involved in the integration planning and thousands of others more than a little curious about the process. We accomplished this through the efforts of our line management, as well as productive communication from both organizations.

From an integration process perspective, we organized our efforts into 14 functional and strategic teams, all focused on a specific area of the business.These teams have a total of 25 subteams working to assist them. Each team is jointly led by the functional expert from each organization to ensure that the end result incorporates the best thinking of both companies.

One example of this would be the go-to-market strategy team. They have been focused on sale structure and customer segmentation. As a first step, the Senior Vice President of Sales from each team reviewed the best practices from both companies.Then we had multiple field leaders from both organizations break out into subteams. Each subteam is charged with focusing on a single component of the sales approach.

By having the subteams drill down to the most basic customer touchpoints, we have been able to be very precise in identifying the challenges and opportunities that employees will face as the new United Rentals. All of our field managers will be handed a sales playbook on day one after the close.The playbook will identify what issues may arise and how they should handle them in the field.We have compiled similar playbooks for the business functions of operations and human resources, as well as for all the corporate departments so that employees can be focused on keeping this a seamless transition for the customer.We want to be sure that everybody is on the same page.

While these teams are working on building the best process, they also continue to look for potential synergies. In other words, follow the money. For the past 12 weeks, each team has had weekly meetings to provide updates on the synergy opportunities they have found and they would then report them to our integration management office or IMO.The IMO evaluated each opportunity and gives guidance on how each potential decision would affect the business. In other words, is this synergy reasonable to attain.The IMO then reports out to our steering committee for final review every two weeks.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

We have gone through this process methodically since February and we will continue to review opportunities long after this deal has closed.These efforts have resulted in each team preparing detailed action plans that have not only uncovered synergies in excess of our original estimate of $200 million, but have also helped us identify best practices. For example, we are in agreement that RSC’s Total Control system is the best way to help our customers manage their equipment usage. And the fast dispatch system used by United Rentals will help the combined organization operate its delivery vehicles in a more cost-effective and efficient manner.

Another area where we have spent much energy is on the people selection process.We have said throughout this process that we are focused on building the best team in the industry. And I am pleased to report that the leadership teams from both organizations are very well-represented. Earlier this month, we announced internally our field leadership team, which includes 14 Vice Presidents heading up our branch network, seven from RSC and seven from United Rentals. We will also have four Senior Vice Presidents working in the field, two from RSC and two from United. And although having these numbers be identical was never a target, to me, it signifies the balance that we will have in representation from each organization throughout our field network.

Now before I turn the call over to Bill, I would just like to add that if there is one thing I have learned in my 20 plus years in the business and in the experience I have gained with multiple acquisitions it is that success will be driven by the ability of the new team to work as a cohesive unit.

For the past four months, I spent most of my time with the RSC and United Rentals employees doing just that, working side-by-side getting prepared for this integration. And it is very encouraging to realize that we are much more alike than we are different. I feel confident that this alignment will help immensely in delivering a smooth integration process for our employees and our customers. Now let me turn the call over to Bill for the financial review.

Bill Plummer—United Rentals, Inc.—EVP & CFO

All right, thanks, Matt and good morning to everyone. In the spirit of saving more time for Q&A, my comments will be briefer than normal and let me start by reminding everyone of the change that we made in some of the key metrics that I will be touching on here this morning. Effective at the beginning of this year, we adopted the ARA methodology for calculating certain key metrics.They include rental rates, time utilization, dollar utilization and fleet age. So all my comments about the metrics here will be on the new ARA basis and year-over-year comparisons will have the prior-period adjusted as well.

So let me start with rental revenue as always, very strong quarter in rental revenues, as Mike pointed out. Rental revenues up 20.5% year-over-year and we had strong contributions from both rate and volume in that number. Rental rates were up 6.3% for the quarter over the prior year and were on a sequential basis essentially flat.They were down 0.8%, so let’s call that flat for argument sake. So all in all, the rate environment was solid and fully consistent with what we expected for the early part of the year and indeed fully consistent with the 5% target that we have laid out for the full year.

Volume was also strong. We were up 18% year-over-year in OEC on rent up to $2.6 billion of OEC on rent, very strong number for the first quarter. It obviously reflects the size of our fleet being larger. We spent a robust amount of CapEx in the first quarter and increased the size of our — the average size of our fleet by 16%. But it also reflects nice performance on time utilization. Time was 62.3% and that was up 120 basis points over the comparable period last year and that represents yet another record for the quarter in the Company’s history. So strong time on a larger fleet and getting the rate, it’s a pretty strong combination. We are firing on all cylinders and it gives us great momentum on rental revenue for the early part of 2012.

The other part of the revenue story that is worth noting is the used equipment result for the quarter. We sold $76 million of proceeds of used equipment in Q1 and that is up robustly from $32 million last year. Combined with that huge volume though was a gross margin result that was very strong, 38.2% gross margins and while it was down a little bit from last year, the size of what we sold was truly impressive.

The real driver of that strong margin performance was our channel mix. We sold 68% of that total volume of used sales through our retail channel. It was combined with a robust pricing environment, don’t get me wrong, but the channel mix is a major driver for us and so we were very pleased to be able to move that volume through our retail channel. Total of $147 million of OEC sold in the first quarter, another very strong performance for us in that regard.

Let me move briefly to profitability measures. Anyway you cut it, again, a strong quarter for us. Adjusted EBITDA for the quarter came in at $231 million and that was up 59% over last year, $86 million more of adjusted EBITDA this year compared to last year. And along with that, the great performance on margin. Adjusted EBITDA margin for the quarter was 35.2% and that was an increase of 750 basis points over last year. So nice performance on the top line; also good results in the cost of rentals and our SGA performance as well. All of that contributed nicely in Q1.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

On a flow-through basis, the adjusted EBITDA flow-through to total revenue was 64.7% for the quarter. Again, a robust performance and fully consistent with the range that we have given you for the full year of 62% to 65%. And EPS, again, another strong performance there. Adjusted EPS for the quarter was $0.36 of profit and that compares to a $0.32 a share a loss last year. So again, by any measure, a strong profitability performance.

A couple of words real briefly on our capital plan for fleet and free cash flow for the quarter. On CapEx, we spent $390 million of gross rental CapEx in the quarter.That is a very, very strong CapEx performance on the Company’s part and I must say a strong performance on the part of the vendors as well. They were able to deliver a very large amount very rapidly in Q1 and certainly it was something that we wanted to take because we saw very robust demand out there, as you could imagine, from taking $390 million of gross rental CapEx in and still driving improvements in your time utilization in the first quarter seasonally weak, it is a pretty strong performance.

So $390 million of gross capital spend in the quarter. The spend has been as we have done for the last several quarters, focused more on those categories that we are interested in, in particular boom and scissor lifts, reach forklifts and we have got some more earth-moving equipment coming in for the quarter. So a good spend quarter for us on gross capital.

Our free cash flow in the quarter was a usage of $89 million. That compares to a free cash flow source of $70 million in the first quarter of last year. The swing certainly reflecting the larger capital spend that we have played this year.

Let me, as a final couple of comments, update our thoughts about our outlook for 2012. I will re-emphasize that these are a standalone view of our outlook and obviously we will update the forward view of the Company once we have closed the transaction with RSC. Our expectation is that we will offer some further guidance on the combined company in the middle of May once we have had a chance to take a closer look at some more detailed data from RSC. But for United Rentals, as it relates to rate, we are reaffirming the 5% rental rate improvement that we expect for the full year. And as I said before, our first-quarter performance is clearly consistent with that level of improvement.

On time utilization, again, we are sticking with the 0.5% improvement in time utilization for the full year that we have previously provided and again, our first-quarter experience is consistent with that kind of time, especially when you look at the pace that we have been bringing in new capital.

On capital spend, we are going to continue to target about $1 billion of gross capital spent for the year. Although now, given the strong start on used sales proceeds, we have reduced slightly the amount of net rental CapEx that we expect for the full year.We are now calling net rental CapEx in the $700 million to $750 million range, down roughly $70 million from where we were previously.

I will point out that I have gotten a question or two from folks about whether that reduction in net rental CapEx target without moving our free cash flow target for the full year, does that imply any reduction in our outlook for profitability over the course of the year. The answer there is definitively no. We just are reducing the net rental CapEx to be consistent with what we have experienced and what we now expect in the way of used sales proceeds over the course of the full year.

Again, our free cash flow target for the year is unchanged; it is $50 million to $100 million free cash flow negative. And again, we think that is the appropriate level of capital as we look at the year currently. If we execute the CapEx plan at these levels, we will improve the age of our fleet. Over the course of the year, it will improve roughly 2.5 months over the course of the full year.We got roughly three months of improvement from the beginning of the year to the end of the first quarter with the level of spend that we did and the level of robust used sales. So that will continue to play out as we go through the rest of the year.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

On the profitability front, in terms of flow-through, we still think that flow-through will be in the mid-60%s range for the full year, call it 62% to 67%. Again, consistent with what we have said previously.

Finally, let me just offer one thought on the merger. As I said, we will be updating our view about the merged company in comments that we will make a couple of weeks after we have closed. But having just completed the financing transaction, I just wanted to remind everyone of our view on one of the key measures as it relates to the capital structure, our total leverage. Total debt to EBITDA we have said previously we expect to come down rapidly. We have included in our investor deck a view of what that means. We show there on a pro forma basis for 2011, 2012 and 2013 the total debt to EBITDA leverage that we expect assuming the forecasts that we included in the S-4.

So on a pro forma basis with those forecasts assumed, we would be something like 4.6 times debt to EBITDA at the end of 2011, but that will come down to roughly 4 times by the end of this year and down further to roughly 3 times, 2.9 times to be overly precise, by the end of 2013.That kind of deleveraging is what we have in mind and what we think is appropriate and available to us on a combined basis.

With that, I will end my comments and ask the operator to open the call for questions and answers. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Jerry Revich, Goldman Sachs.

Jerry Revich—Goldman Sachs—Analyst

Hi, good morning. Matt, can you talk about your updated cost-cutting targets? I believe slide 15 looks like the branch consolidation number has moved significantly higher. I am wondering if you could just step us through the change in branch plan and also touch on the relatively lower share on the corporate side as well.

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

Well, as you can imagine, we have had — we had our original model back in November/December timeframe that we built out and I think at that time, Bill had stated that we were going to have about two-thirds of our synergies were going to be realized in the first 12 months. As we have got into the process and started looking under the hood, there are some puts and takes in some areas and you recognized one of them in the branch consolidation opportunity. And we also think we can get some of that done sooner than the original model. So we have actually updated our —probably the most significant update is we have updated our first 12 month save to $147 million realized in the first 12 months and that was from about $132 million, $133 million previous.

Jerry Revich—Goldman Sachs—Analyst

And Matt, in terms of the timing, you touched on it to some extent, is it fair to assume that the branch consolidation will be some of the faster moving operations? So is that the biggest driver of the increase to $147 million from $132 million or are there other factors that we should be thinking about?

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

I would say real estate overall we have been able to find ways to accelerate and no other major puts and takes, but we will continue to refine this and as Bill had stated, there are some things we haven’t been able to look at yet due to regulatory reasons and when we get into those after the close, we might be able to incorporate some more detail into our May update, mid-May update.

Jerry Revich—Goldman Sachs—Analyst

Okay. And Michael and Bill, can you touch on the CapEx actions that you are seeing out of your competitors? Great to see you putting the new fleet to work at very high utilization rates for the first quarter here. I am wondering if you can comment on the range of CapEx increases that you are seeing out of your competition. As well, I think we have been hearing up to 50% CapEx increases in the first quarter off of a low base for a lot of the smaller companies, but would love to hear your view on the landscape.Thanks.

Michael Kneeland—United Rentals, Inc.—President & CEO

Yes, Jerry, it’s Mike.What we have been hearing anecdotally from some various executives of some of our vendors is that they have been seeing a pickup. It really came — the ARA has their first show in the first quarter and that is where there is a lot of traffic and they are seeing some upward activity. But it is safe to say that I think that is a positive sign for the industry as a whole. And also from United Rentals specifically, we are well-positioned because we have had our orders well in advance of making sure that we don’t get squeezed by any leadtimes.

Bill Plummer—United Rentals, Inc.—EVP & CFO

I think that is a key point is that folks who are placing orders right now are going to face a much more challenging environment in terms of leadtimes and you have to understand what that means, when they will get the equipment and where it will put them relative to the season.That is one of the things we feel good about is that we placed preorders very extensively for the early part of this year.You see it in the CapEx that we realized in Q1.

I will mention something that I forgot to mention actually in my opening comments that, as we look at our CapEx plan for the first half, previously, we had said we would be spending about $600 million out of the roughly $1 billion of gross capital spend that we are going to spend this year. Our view now is that we will spend a little north than $700 million of that $1 billion in the first half and that reflects not only the preorders that we placed, but also the relative strength of the vendors’ performance. So we feel we are positioned well and yes, we are seeing some of the others place orders and the question is when do they get it and then what does that mean in the marketplace.

Jerry Revich—Goldman Sachs—Analyst

Thank you very much.

Operator

Ted Grace, Susquehanna.

Ted Grace—Susquehanna Financial Group—Analyst

Congratulations on the quarter. I was hoping just to touch on the rental gross margins and the incrementals in particular, 84% on our math, very impressive relative to our expectations, kind of history and the guidance you have given. Just wondering if you could give us a sense for what went on in the quarter that may have helped you hit those numbers and if we could possibly do the cost of rent bridge to understand the puts and takes in the quarter that would be great.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Bill Plummer – United Rentals, Inc. – EVP & CFO

Sure, Ted. So clearly, the impact of rental rate is something you always have to be mindful of in this business and we had a good rental rate performance on a year-over-year basis, up 6.3%. So that gives you a nice backdrop in terms of the contribution of revenue falling to profitability.

But in addition to that, there were a couple of I guess I would say one-off items that you should be aware of in order to kind of make sense of it. One is we had several million dollars benefit from a recapture of bonus accrual from 2011. We accrued for bonus during calendar 2011 based on an assumption about what we would pay out. When we actually made our final decisions about payout in the first quarter, we ended up paying out less than we accrued. And so we recognized that benefit as a bonus recapture in the first quarter. In cost of rent, that accounted for, as I said, a few million bucks, call it $3 million to $4 million. So that helped.

We have had a couple of other minor puts and takes.There was a one-time personal property tax benefit that we received that was close on to $1 million that fell into the cost of rent bucket as well. So that is another one-timer that helped with the flow-through in Q1.

The rest of the year-over-year variance in cost of rent, the great majority of it is driven by variable costs associated with higher volume. As I said, volume was up over 18% in the quarter and between repair and maintenance and delivery expense and then fuel costs and salaries and benefits associated with incremental headcount, that really drove the great majority of the year-over-year increase and as I said, offset by those two benefits, those one-time benefits that I pointed out.

So I think that is probably the way to think about it. A lot of volume-related costs going up as you would expect and as you want and then a couple of one-timers helping you out to give you that outstanding flow-through. Is that helpful? We lost Ted. I just want to make sure that that is useful for you. Anything else?

Ted Grace—Susquehanna Financial Group—Analyst

Yes, that is exactly what I was hoping you might be able to review.

Bill Plummer—United Rentals, Inc.—EVP & CFO

Great.

Michael Kneeland—United Rentals, Inc.—President & CEO

Great.

Ted Grace—Susquehanna Financial Group—Analyst

And then on the SG&A side, just similar strong kind of leverage performance. I was just wondering if you could talk about the quarter and how we might think about the rest of the year and I will get back in queue.

Bill Plummer—United Rentals, Inc.—EVP & CFO

Sure. So for the year-over-year in SG&A, the big drivers there, obviously wages and bonus accrual would be sort of several million dollars of that —say it was up $7 million, so let’s say $3 million of it or so was wage and — excuse me — total wage and bonus would have been closer to up $7 million by itself, but I will point out there was a one-time headwind from that bonus recapture effect in SG&A. It was a tailwind of a few million dollars in cost of rev. It was a little bit of a headwind of about $1 million, if I remember correctly, about $1 million in SG&A.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

But that combined with other wage and bonus accrual adjustments would have taken SG&A up about $7 million. Volume related to commissions and other selling-related costs would be up another $3 million, so now you’re up $10 million and then we had a very strong bad debt performance in the quarter that actually took that down to the roughly $7 million increase overall. There were a couple of other nits and nats that kind of offset each other, but those are the big movers.

So wage and bonus, call it up $7 million; volume, call it up $3 million; and then bad debt, call it down $4 million to get you to down $3 million to $4 million to get you to roughly the net up $7 million that we reported.

Ted Grace—Susquehanna Financial Group—Analyst

Okay, that’s helpful. And then on a go-forward basis, I know it is going to change in a couple weeks with the combined company, but any kind of guidance you might be able to willing to share with us?

Bill Plummer—United Rentals, Inc.—EVP & CFO

Go forward for these two cost lines?

Ted Grace—Susquehanna Financial Group—Analyst

SG&A, yes, then the two cost lines.

Bill Plummer—United Rentals, Inc.—EVP & CFO

I think the couple things to keep in mind is just the bonus accrual will flex with how performance plays out over the course of the year, so we started out very strong.We are accruing to a little bit higher level of bonus than we expected in our original plan for the year and you have to watch that to see how it plays over the course of the remainder of the year.

In cost to rent, you have got a trend of lowering the fleet age, so there will be a benefit as we go through the year there from lower repair and maintenance expense as a share of overall cost of rent — excuse me — overall cost of rentals, right. So you have to keep that in mind. There will be a little bit of a tailwind if we can keep the age trending down the way that we plan.

Those are the things that come to mind right off. We have raises, merit increases scheduled to take effect, that took effect at the beginning of April. So there will be, on an absolute dollars basis, there will be an increase of call it 2%, 2.5% to 3% that flows through our both cost to rent and SG&A because of raises. So you will have to make sure that you keep that in mind. Those are the things that come to mind, Ted.

Ted Grace—Susquehanna Financial Group—Analyst

All right, that’s super helpful, guys. Congratulations and best of luck this quarter.

Operator

Manish Somaiya, Citi.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Manish Somaiya—Citigroup—Analyst

Good morning, everyone and my hearty congratulations as well. A couple of questions. I guess since we have Matt on the phone, I guess particularly on the integration, Matt, obviously, the slides are terrific as far as kind of laying out your thought process. But as we kind of think about on-the-ground execution and with 2Q and 3Q being seasonally strong for the industry, how should we think about how much is going to get done over the next two quarters? Is it something that is going to have to wait till fourth quarter? And then related to that, how quickly do we expect to have the MIS systems aligned?

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

So great questions. I would say as far as the synergy timing, what we do expect to get in this calendar year will be more towards the back half of the year. We really need to use the second quarter to validate some of the assumptions we have made, to take a look and make sure that — and we want to be prudent. As I had stated in my opening comments, the most important thing is to make this a seamless transition for the customer.

With that being said, whether it falls in the third or fourth quarter is not going to be a managed output for us as opposed to getting them done as quickly as we can so that we can move on with our operational best practices. So that would be my answer on the timing issue of the synergies.

Michael Kneeland—United Rentals, Inc.—President & CEO

The other question he had was on the IT. IT, we are looking at a go-live date, Manish, of somewhere between 60 and 90 days from close.

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

Yes.

Manish Somaiya—Citigroup—Analyst

And then just two other quick questions. One is on branding. Any thoughts on keeping two brands, one brand and then just on Tier 4, I know we have talked about Tier 4 equipment in the past, but now that we have more of that equipment in the field, maybe if you can talk about what kind of pricing you are getting on Tier 4 versus non-Tier 4. Are you getting more because certainly I mean you are paying more on Tier 4? So maybe if you can just outline some things there for us.

Michael Kneeland—United Rentals, Inc.—President & CEO

Yes, Manish, I will handle the branding question and I will pass off the other part of your question on prices and equipment to both Matt and Bill. Branding is a great question. I want to make sure everyone understands that the name will remain United Rentals, but to me a brand is much more than just a name. It is about understanding and implementing a vision and getting collective thoughts from our employees, our customers and our investors. And once we collect that information, we will come forward at the appropriate time to voice and communicate what our vision and our statement will be going forward.

But day one, it’s going to be United Rentals and RSC. It’ll be a plus RSC, but I will tell you that we have got, similar to what Matt talked about on teams from both sides. We have a gentleman from RSC who is leading this up, going deep inside the organization and collecting some very, very good information about the people’s collective thoughts around both companies and I think that is the important.

This is an opportunity for us because it is a new phase of not only our Company, but I think of the industry to step back and take a look at our brand.

On the question of pricing?

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

Manish, was your question about whether we realized different pricing, different rental rates for Tier 4 versus Tier 3 units?

Manish Somaiya—Citigroup—Analyst

Yes, yes exactly that.

Bill Plummer—United Rentals, Inc.—EVP & CFO

No, the short answer.

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

Although I will expand a little bit. We are looking at segregating the assets for two reasons, not just for pricing reasons, but if we have a — the manufacturers are manufacturing a limited amount of Tier 4 and as you can imagine, they phase into the fleet. They’ll initially be a small percentage. We want to segregate them out to make sure that the customers who have Tier 4 requirements on the project or in the state that they are in, that those assets are separated out. So they don’t — the worst thing we can do is send a Tier 4 engine to a project or a customer that doesn’t need it. So that does give us the opportunity to separate them out from the rest of the category, which then you would obviously look at how the pricing will play out.

Manish Somaiya—Citigroup—Analyst

Got you.Thank you so much. I appreciate it.

Operator

Scott Schneeberger, Oppenheimer.

Scott Schneeberger—Oppenheimer & Co.—Analyst

Thanks, good morning. I guess my first question would be how do you guys feel with regard to visibility into the upcoming peak season and the full year from what you are seeing and feeling on — hearing from the field just on projects and what the visibility time span is?

Michael Kneeland—United Rentals, Inc.—President & CEO

Yes, I will talk about the visibility around the customers and I will ask Matt to talk more about the projects and what he is seeing more from a geography standpoint. As you know, we have quarterly business reviews with all of our business segments and we go into depth about talking about what we are understanding and hearing from the customers.

Similar to what we experienced in the fourth quarter of last year, our first-quarter results, from all indications from our customers, it remains true. 80% came back and said that they see 2012 to be equal to or better than 2011. So we see that as being comforting.

I will also tell you anecdotally in all the comments I’ve had with customers, they are seeing the level of bidding activity go up. Again, that is another healthy indication of the environment.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

As far as geography and projects, Matt, will you —?

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

Yes, Scott, as far as geographically, our growth has been very broad-based in North America. We have had all but four states showing year-over-year growth and the large majority of those have been double digit as far as those states showing growth. The four states that haven’t shown growth are in the single digits. And then in Canada, all but two provinces have shown growth.

So the growth is widespread, which is good news for us. They are coming from the sectors that you would imagine, the energy sector through power plants and oil and gas drilling. Through manufacturing, there are some large projects going on there like the [Vocker] project and the big three are starting to invest back into their plants. And even the commercial sector is up. Right here in lower Manhattan, we have got five major projects going on with the four Freedom Towers and the 9/11 memorial, as well as a transportation upgrade. So the opportunities are pretty broad-based.

Scott Schneeberger—Oppenheimer & Co.—Analyst

Great, thanks. And then if I could sneak a two-for into my last question. Could you comment on weather impact in first quarter, if it influenced the second quarter at all? And then Bill, separately, how should we model used equipment sales margins going forward? Thanks. That’s it for me. Appreciate it.

Bill Plummer—United Rentals, Inc.—EVP & CFO

Are you talking about — excuse me — can you rephrase your first question? Are you talking about the weather?

Scott Schneeberger—Oppenheimer & Co.—Analyst

Yes, just weather, general question on how you think it influenced the quarter and will that have any influence on second-quarter results?

Michael Kneeland—United Rentals, Inc.—President & CEO

Yes, weather is always one that, particularly in the fourth quarter and first quarter, is really any man’s guess as we go through it. As you noted, everyone’s noted that it was a very warm and dry winter across North America and has it benefited us? Absolutely. How can I quantify it? Very difficult. Do I think it is going to impact the projects and our type of customers that we go after in the second quarter? No, most of those are well-thought-out projects. They have to bring their steel, their steel is ordered well in advance. They just can’t fast-forward that that quickly.

With regard to some of the smaller projects, yes, there are probably some projects that got shorter term that probably came onboard sooner. I don’t see them ramping or taking away from the second quarter given the demand that we are seeing and also we are bringing in more CapEx because of the demand that our customers are expressing to us. So that is how we see it.

Bill Plummer—United Rentals, Inc.—EVP & CFO

And Scott, on your second question about modeling used margins, I guess what we have said is that, if you go back over a long period, 10 years or so and exclude ’09 and ’10, which are obviously major upheaval years, our used margins have been in that high kind of 20%s area over each of those years.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Given the strong start that we had to this year, I think it is very fair to say that we will be a little bit higher than we normally have been. We were last year. I think we realized for the full year used margins of 31% and change, 31.7%. And I would have to guess that we would do that at least again this year as just a general statement for how to model it. So I would say higher than our normal historic average. I will let you use your own imagination for how much higher.

Scott Schneeberger—Oppenheimer & Co.—Analyst

Thanks, guys. Great job.

Operator

David Raso, ISI Group.

David Raso—ISI Group—Analyst

Thank you. Two quick questions. First, the progress you see quarterly on the rental rates and the fleet utilization to maintain those full-year targets. I appreciate seasonally the rental revenue in the first quarter doesn’t completely carry its say 25% of the year weighting. But especially on the fleet utilization, if we were positive 120 bps year-over-year in the first quarter and we are looking for 50 for the full year, can you walk us in that quarterly progression? Are you expecting the back half of the year fleet utilization to be largely flat at that stage or how would you take us through that progression?

Bill Plummer—United Rentals, Inc.—EVP & CFO

David, it’s very clear that as we get into the back half of the year, we are going to be comping really huge utilization quarters. So we brought the year-over-year improvement down aggressively in the back half to reflect that very fact. So we think 0.05% we can make without giving the specific year-over-year number by quarter. Yes, it comes down pretty close to nothing as you get further out.

And keep in mind obviously the fleet is getting much larger and we are comping very strong utilizations last year. So in our view, that is going to require us to put a huge amount on rent as we get that larger fleet in and our belief is that the market is there. The demand is there to be able to do that, but that is underlying the time utilization model.

On rental rates and the progression there, the one way to think about it is, given what we did in the first quarter, we would need something like 0.5% per month sequentially out through October and then basically nothing sequentially thereafter in order to deliver the 5% full year. So that is very clearly within the realm of reasonable and as always, we are going to look for more if it’s there. Does that help?

David Raso—ISI Group—Analyst

Well, could you give us some color on how the rates were moving sequentially? I know there is some seasonality with the first quarter, but how much were rates up March versus February? How are we looking at April so far versus March just to see how that progression is playing out so far?

Bill Plummer—United Rentals, Inc.—EVP & CFO

Sure. So on a sequential basis, I will give you the sequentials and I will remind everybody, this is on an ARA basis. Sequentials for January, the sequential was down 6/10 and then it went positive 3/10 and then flat in March. And I guess I would offer that April is — the first half of April has been strong.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Just to give you a comparison, if you look at last year, the sequentials in January with down 0.5% and then February up 2/10 and March down 2/10. So the sequential progression this year is actually better than it was last year when you think about the monthly sequential. So that again gives us a lot of confidence that we are off on a nice run and that the 5% should be attainable.

David Raso—ISI Group—Analyst

And then when it comes to the CapEx, let’s say your comment — first half of the year, you will be over $700 million of the $1 billion gross, let’s call it $710 million for argument sake. It implies the back half of the year CapEx is down 20% year-over-year. How should I think about that in the sense of, by the time we get to June, how are you viewing the age of your fleet? Are you comfortable with that or simply, look, that is the math, it’s the right math, but we will obviously evaluate that CapEx when we get there? How should I think about that back-half CapEx implication?

Bill Plummer—United Rentals, Inc.—EVP & CFO

You said it beautifully. I don’t question the math, but what we have done, and you have seen us do it the last several years, right? What we do is we assess where the market is and where it is heading and how it feels and whether we can put more CapEx on rent at good rates and expect good returns over a longer haul. And if and when we make that call, we are not shy about raising our CapEx guidance. We have done it the last — I think we have done it all three years that I have been here.

And so our plan is bring the $700 million in. The market certainly feels like it will soak that up right here and now and then let’s take a look around as we get toward the end of the second quarter and make a separate call about whether we should be raising the back-half expectation or leave it where it is.

David Raso—ISI Group—Analyst

And related to that question, for my very last question, the CapEx decision to bring the equipment in a little earlier than maybe the original plan in the first quarter, what drove that? I mean obviously you can answer because the business was strong enough to support it, but say from the supplier side, what were some of the dynamics that drove that decision to take the equipment a little earlier? And if you could enlighten us like when was that decision made? I’m not sure how quick your suppliers can respond to a change in that decision.

Matt Flannery—United Rentals, Inc.—EVP, Operations & Sales

So a great question. We started placing preorders for the first two quarters in late last year. I think the first preorders that we placed we probably did in like September. And that was the signal to our vendors that we were going to have demand, robust demand in the first half of the year. So they’ve started to position themselves to be able to deliver against those preorders as sort of a baseline of capacity.

They did a nice job of ramping up their production capacity and they were able to supply fleet into us quite honestly even faster than we had in our plan with the preorders. So we asked ourselves can the market absorb more fleet faster than what we had thought. And we concluded, yes, it can and so we said, yes, if you can ship it, we will take it. And that played out very nicely and resulted in the numbers that you saw for Q1 and what you will see for the first half. And it was a combination of the market being able to absorb additional fleet and the vendors being able to supply it and us obviously being able to buy it. So it all worked together to accelerate the CapEx spend.

David Raso—ISI Group—Analyst

All right, great. I really appreciate it. Thank you.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Operator

Henry Kirn, UBS.

Henry Kirn—UBS—Analyst

Good morning, guys. You have sold a lot of equipment over the last few quarters into the used market. Just wondering if you could talk about who is buying it. Is it generally staying in the equipment’s original home market or have you seen international buyers come in and clear it out of your served market?

Bill Plummer—United Rentals, Inc.—EVP & CFO

I’m sorry, Matt. Michael, do you want to say something?

Michael Kneeland—United Rentals, Inc.—President & CEO

I was just going to say, Henry, I actually attended one of the auctions, actually both of the auctions that the two large auction houses had in February. And the general feel I had and the comments I received back was that the offshoring of equipment actually went up significantly over the entire year. But that to me is a telltale sign that demand is robust in other parts of the globe and the demand for our equipment, which realistically if you’re looking for used equipment, there is no better market than the US and North America because it is still the largest producer of used inventory.

Bill Plummer—United Rentals, Inc.—EVP & CFO

And the who is buying it question, as we have said many times before, it really is the who’s who of people who use equipment, so a wide range of folks, but I do think Michael’s point is a very important one. Strong offshore demand is I think really supplementing demand that we are seeing from a wide range of customers here in North America.

Henry Kirn—UBS—Analyst

That’s helpful. And one follow-up. Could you talk a little bit about how far along you think we are in the secular shift and maybe how does the new prospect look today compared with a year ago? As the cycle is picking up, have you seen an increase in inquiries from potential customers who weren’t renting before?

Michael Kneeland—United Rentals, Inc.—President & CEO

Well, Henry, we have had this discussion and we’ve been talking with Global Insight with Scott Hazelton. And as you know, they have been commissioned by the American Rental Association to do some research. And all indications that they have put forward based on a lot of data that realistically is very in depth, they are suggesting that the CAGR growth for our industry over five years is going to be somewhere in the vicinity of 12.5%.That is a pretty healthy number by any stretch of the imagination.

When you asked about secular shift and what happens, I think that going into this year they continue to see that secular shift movement going in a positive direction. When the capital markets are wide open, when you ask them what has occurred historically, the secular penetration doesn’t decline. It levels itself off until the next downturn and then it actually goes back up again. Continues its march upward. And I don’t think that that pattern is going to change what we are seeing right here and now.

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APRIL 18, 2012 / 3:00PM, URI - Q1 2012 United Rentals Earnings Conference Call

Henry Kirn—UBS—Analyst

Thanks a lot. Congratulations.

Operator

Thank you. Due to time constraints, this does conclude the question-and-answer session of today’s program. I would like to hand the program back to Michael Kneeland for any further remarks.

Michael Kneeland—United Rentals, Inc.—President & CEO

Okay. Well, thank you very much, operator. I want to remind everyone to download our new IR presentation from our website. We have made some substantial updates since our last quarter and obviously if there are any additional questions, please reach out to Fred Bratman so that we can answer questions specifically. And I want to thank you for joining us today.

This is a big year and the next time that we issue earnings, we plan on being the new United Rentals, but we will be in touch before then and as always, we welcome your calls here in Greenwich.Thank you very much and have a great day.

Operator

Thank you, ladies and gentlemen, for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder approvals required for the proposed transaction; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of RSC Holdings common stock will be made pursuant to a registration statement on Form S-4 and joint proxy statement/prospectus forming a part thereof that the SEC declared effective on March 23, 2012. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the definitive version of the joint proxy statement/prospectus and other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.